GENOIL, INC.
Consolidated Balance Sheets

ASSETS
	September 30,	December 31,
	2017	2016
	(Unaudited)
CURRENT ASSETS

Cash and cash equivalents	$28,313	$2,325
Due from related-parties	215,547	870,242

Total Current Assets	243,860	872,567

PROPERTY AND EQUIPMENT, net	102,624	107,094

OTHER ASSETS
Intangible assets	35,456	39,713

TOTAL ASSETS	$381,940	$1,019,374

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES

Trade and other payables	$22,773	$27,014
Accrued interest payable	1,081,448	896,420
Convertible notes, current portion	2,509,031	2,494,880
Due to investors	-	-
Due to related parties	-	123,887
Promissory notes	-	-

Total Current Liabilities	3,613,252	3,542,201

NON-CURRENT LIABILITIES

Derivative liability	1,133,847	1,164,238

Total Non-Current Liabilities	1,133,847	1,164,238

TOTAL LIABILITIES	4,747,099	4,706,439

STOCKHOLDERS' DEFICIT

Share capital	62,847,857	61,660,886
Contributed surplus	23,273,432	23,273,432
Accumulated other comprehensive income	(121,082)	9,548
Accumulated deficit	(90,365,366)	(88,630,931)

Total Stockholders' Deficit	(4,365,159)	(3,687,065)

TOTAL LIABILITIES AND STOCKHOLDERS'
DEFICIT	$381,940	$1,019,374

The accompanying notes are an integral part of these consolidated statements.

GENOIL, INC.
Consolidated Statements of Operations
(Unaudited)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
REVENUES	$-	$-	$-	$-
COST OF SALES	-	-	-	-

GROSS PROFIT	-	-	-	-

OPERATING EXPENSES

General and administrative	79,188	66,777	253,058	331,040
Accounting and professional	47,444	64,940	321,965	228,062
Executive salaries	80,791	-	998,300	-
Research and development	-	-	-	66,000
Depreciation and amortization	2,909	2,909	8,727	8,710

Total Operating Expenses	210,332	134,626	1,582,050	633,812

LOSS FROM OPERATIONS	(210,332)	(134,626)	(1,582,050)	(633,812)

OTHER EXPENSES

Finance expense	(66,278)	(69,991)	(182,776)	(171,668)
Gain on expiration of debt	-	-	-	60,366
Loss on settlement of debt	-	-	-	(74,800)
Gain (loss) on derivative liability	107,366	437,572	30,391	(254,450)

Total Other Expenses	41,088	367,581	(152,385)	(440,552)

LOSS BEFORE INCOME
TAXES	(169,244)	232,955	(1,734,435)	(1,074,364)

PROVISION FOR
INCOME TAXES	-	-	-	-

NET INCOME (LOSS)	$(169,244)	$232,955	$(1,734,435)	$(1,074,364)

Foreign Currency Translation	770	(16,833)	(130,630)	(62,705)

COMPREHENSIVE LOSS	$(168,474)	$216,122	$(1,865,065)	$(1,137,069)

WEIGHTED AVERAGE
NUMBER OF COMMON
SHARES OUTSTANDING	$496,331,830	$422,075,672	$481,774,511	$422,075,672

BASIC AND DILUTED
LOSS PER SHARE	$(0.00)	$0.00	$(0.00)	$(0.00)

The accompanying notes are an integral part of these financial statements.

GENOIL, INC.
Consolidated Statements of Stockholders' Deficit

				Accumulated
				Other		Total
	Common	Share	Contributed	Comprehensive	Accumulated	Stockholders'
	Shares	Capital	Surplus	Income	Deficit	(Deficit)

Balance, December 31, 2014	405,351,502	$59,540,472	$23,273,432	$(30,150)	$(87,528,467)	$(4,744,713)

Other comprehensive income	-	-	-	83,741	-	83,741

Issuance of common shares	14,324,170	716,209	-	-	-	716,209

Net income for the year ended
December 31, 2015	-	-	-	-	840,217	840,217

Balance, December 31, 2015	419,675,672	60,256,681	23,273,432	53,591	(86,688,250)	(3,104,546)

Issuance of common shares	45,721,520	1,404,205	-	-	-	1,404,205

Other comprehensive income	-	-	-	(44,043)	-	(44,043)

Net loss for the year ended
December 31, 2016	-	-	-	-	(1,942,681)	(1,942,681)

Balance, December 31, 2016	465,397,192	61,660,886	23,273,432	9,548	(88,630,931)	(3,687,065)

Net issuance of common shares
(unaudited)	23,809,638	702,671	-	-	-	702,671

Net issuance of common shares
(unaudited)	5,305,000	302,300	-	-	-	302,300

Net issuance of common shares
(unaudited)	3,640,000	182,000	-	-	-	182,000

Other comprehensive income
(unaudited)	-	-	-	(130,630)	-	(130,630)

Net loss for the nine months
ended September 30, 2017 (unaudited)	-	-	-	-	(1,734,435)	(1,734,435)

Balance, September 30, 2017
(unaudited)	498,151,830	$62,847,857	$23,273,432	$(121,082)	$(90,365,366)	$(4,365,159)

The accompanying notes are an integral part of these financial statements.

GENOIL, INC.
Consolidated Statements of Cash Flows
(Unaudited)
	For the Nine Months Ended
	September 30,
	2017	2016
OPERATING ACTIVITIES
Net income (loss)	$(1,734,435)	$(1,074,364)
Adjustments to reconcile loss
to cash flows from operating activities:
Depreciation and amortization	8,727	8,710
Accretion	14,151	14,151
Loss on settlement of debt	-	74,800
Gain on expiration of debt	-	(79,803)
Derivative liability adjustment	30,391	254,450
Changes in operating assets and liabilities
Accrued interest payable	185,028	173,380
Trade and other payables	(4,241)	100,974

Net Cash Usedin Operating Activities	(1,500,379)	(527,702)

INVESTING ACTIVITIES
Purchase of fixed assets	-	(1,241)

Net Cash Usedin Investing Activities	-	(1,241)

FINANCING ACTIVITIES
Net change in related-party receivables	654,695	(68,647)
Net change in related-party payables	(184,669)	7,410
Net change in convertible notes payable	-	(25,000)
Cash received from equity investors	1,186,971	677,885
Common stock issued for cash	-	-

Net Cash Provided by Financing Activities	1,656,997	591,648

NET INCREASE (DECREASE)IN CASH	156,618	62,705
CASH AT BEGINNING OF PERIOD	2,325	-
FOREIGN EXCHANGE TRANSLATION	(130,630)	(62,705)

CASH AT END OF PERIOD	$28,313	$-

SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION

CASH PAID FOR:
Income taxes	$-	$-
Interest	-	-

NON-CASH FINANCING AND INVESTING ACTIVITIES:
Related-party receivable converted to salary	$345,312	$-

The accompanying notes are an integral part of these financial statements.

GENOIL INC.

Notes to the Consolidated Financial Statements

September 30, 2017 (Unaudited) and December 31, 2016

(amounts in Canadian dollars, unless indicated otherwise)

1.	reporting entity and going concern

Genoil Inc. (“Genoil”) was incorporated under the Canada Business Corporations Act in September 1996. The consolidated financial statements of Genoil Inc. at September 30, 2017 comprise Genoil Inc. and its subsidiaries, Genoil USA Inc., Genoil Emirates LLC (“Emirates LLC”) and Two Hills Environmental Inc. (“Two Hills”) (collectively the “Company”). The Company is a technology development company focused on providing innovative solutions to the oil and gas industry through the use of proprietary technologies. The Company’s business activities are primarily directed to the development and commercialization of its upgrader technology, which is designed to economically convert heavy crude oil into light synthetic crude. The Company is listed on the TSX Venture Exchange under the symbol GNO as well as the Nasdaq OTC Bulletin Board using the symbol GNOLF.OB. The Company’s registered address is care of Bennett Jones LLP, Suite 4500, 855 - 2nd Street SW, Calgary, Alberta.

These consolidated financial statements have been presented on a going concern basis. The Company reported a net loss of $1,734,435 (2016 - $1,074,364) and used funds for operating activities of $1,500,379 (2016 - $527,702) for the nine month period ended September 30, 2017. The Company had a net working capital deficiency of $3,369,392 ($2,669,634 at December 31, 2016) and a cumulative deficit of $90,365,366 ($86,630,931 at December 31, 2016) as of September 30, 2017. These factors indicate material uncertainties that cast significant doubt about to the Company’s ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on commercializing its technologies, achieving profitable operations and obtaining the necessary financing in order to develop these technologies further. The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, to fund its research and development activities and to ensure the realization of its assets and discharge of its liabilities. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for future operations.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration. During the nine months ended September 30, 2017, the Company received net cash proceeds of $1,656,997 (2016 - $591,648) pursuant to financing activities.

Management, utilizing close personal relationships, has been successful in raising capital through periodic private placements of the Company's common shares. Although these shares are subject to a "hold" period on both the United States and Canadian stock markets, the investors' confidence in the undertakings of management, with respect to future positive market performance of the Company's common stock, permits this avenue of financing to exist. External sources of debt financing are not available to the Company due to its precarious financial position.

GENOIL INC.

Notes to the Consolidated Financial Statements

September 30, 2017 (Unaudited) and December 31, 2016

(amounts in Canadian dollars, unless indicated otherwise)

1.	reporting entity and going concern (CONTINUEd)

The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should the Company be unable to continue its operations. Such adjustments could be material.

2.	Basis of Preparation

(a) Statement of compliance

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the standards of the Public Company Accounting Oversight Board (United States). These consolidated financial statements were authorized for issue by the Board of Directors on May 12, 2017.

(b) Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars (“CAD”), which is Genoil’s functional currency and presentation currency. The functional currencies of the Company’s subsidiaries are as follows:

Genoil USA Inc.	USD
Genoil Emirates LLC	USD
Two Hills Environmental Inc.	CAD

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a) Basis of Consolidation:

The consolidated financial statements incorporate the financial statements of Genoil and entities controlled by it. Control is achieved where Genoil has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

3.	Significant Accounting Policies (Continued)

Genoil has the following subsidiaries:

▪	Genoil USA Inc., incorporated in Delaware, United States, which is a wholly-owned subsidiary of the Genoil.

▪	Genoil Emirates LLC, incorporated in the United Arab Emirates, which will focus upon the fields of oil and water processing and treatment in the United Arab Emirates. Emirates LLC is jointly-owned by S.B.K. Commercial Business Group LLC and Genoil. As of September 30, 2017, Emirates LLC had not yet commenced operations and holds no assets.

▪	Two Hills Environmental Inc., incorporated in Canada and registered in Alberta, which is a wholly-owned subsidiary of Genoil. Two Hills was formed to enter into the oilfield waste disposal industry by capitalizing upon its current undeveloped asset base. The asset base comprises a site under which three salt caverns have been formed in the Lotsberg Formation beneath the earth's surface. Such caverns are used in the oilfield disposal industry as a destination for oilfield wastes.

The financial results of Genoil’s subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by Genoil.

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

(b) Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation‘s functional currency are recognized in the consolidated statement of loss and comprehensive loss.

(c) Cash and cash equivalents

Cash includes cash on hand and cash at banks. Cash equivalents include short term deposits held in money market funds with original maturities of less than three months and that are not subject to any risk of change in value.

GENOIL INC.

Notes to the Consolidated Financial Statements

September 30, 2017 (Unaudited) and December 31, 2016

(amounts in Canadian dollars, unless indicated otherwise)

3.	Significant Accounting Policies (Continued)

(d) Trade and other receivables

Trade and other receivables, except for taxes prepaid and advances to suppliers, are initially recognized at fair value and subsequently accounted at amortized cost using the effective interest method less provision for impairment of such receivables. Taxes prepaid and advances to suppliers are accounted for at actually paid amounts. A provision for impairment of trade and other receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. An allowance is made for all receivables outstanding in excess of 90 days. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the provision is recognized in profit or loss. The primary factors that the Company considers whether a receivable is impaired is its overdue status.

(e) Property and equipment

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost is determined as the expenditure directly attributable to the asset at acquisition, only when it is probable that future economic benefits will flow to the Company and the cost can be reliably measured. When an asset is disposed of, its carrying cost is derecognized. All repairs and maintenance costs are charged to profit or loss during the financial period in which they are incurred.

Depreciation over the estimated useful life of assets is provided on the following bases and annual rates:

Type	Method	Rate
Office Equipment	Straight line	5 years
Upgrader	Straight line	15 years
Crystal Sea Test Unit	Straight line	15 years

The Company allocates the amount initially recognized in respect of an item of property and equipment to its significant components and depreciates separately each such component, where applicable. The estimated residual value and useful lives of the property and equipment are reviewed at the end of each reporting period and adjusted if required.

The gains or losses on disposal of an item of property or equipment are determined by comparing the proceeds from disposal with the carrying amount of the property and equipment and are included in profit or loss.

GENOIL INC.

Notes to the Consolidated Financial Statements

September 30, 2017 (Unaudited) and December 31, 2016

(amounts in Canadian dollars, unless indicated otherwise)

(f) Intangible assets

Intangible assets acquired outside business combinations are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated depreciation and any accumulated impairment losses. Internally generated intangible assets are not capitalized and the expenditure is reflected in profit or loss.

3.	Significant Accounting Policies (CONTINUED)

Intangible assets resulting from an acquisition are recorded at fair value. Fair value is estimated by management based on the expected discounted future cash flows associated with the intangible asset. Intangible assets with a finite life are amortized over the estimated useful life and intangible assets with an indefinite life are not subject to depreciation. Intangible assets are tested for impairment at each reporting period. Any impairment is identified by comparing the fair value of the intangible asset to its carrying value. Any excess of the carrying value of the intangible asset over the implied fair value is the impairment amount and will be charged to profit or loss in the period of the impairment.

Patents and technology rights are recorded at cost and are amortized at 10% on a declining-balance basis.

4.	Convertible notes

	Series A	Series E	Series F	Total

Balance, December 31, 2013	$152,313	$2,263,018	$-	$2,415,331
Accretion	-	18,868	-	18,868
Partial conversions	-	(315,000)	-	(315,000)
Interest accrued	-	47,945	-	47,945
Balance, December 31, 2014	$152,313	$2,014,831	$-	$2,167,144
Accretion	-	-	18,867	18,867
Series A converted to series F	(152,313)	-	152,313	-
Balance, December 31, 2015	$-	$2,014,830	$171,181	$2,186,012
Accretion	-	-	18,868	18,868
Adjust conversions	-	315,000	-	315,000
Partial payments	-	(25,000)	-	(25,000)
Interest accrued	-	-	-	-
Balance, December 31, 2016	$-	$2,304,830	$190,049	$2,494,880
Accretion	-	-	14,151	14,151
Balance, September 30, 2017	$-	$2,304,830	$204,200	$2,509,031

Series A

The series A convertible notes are non-interest bearing and had an original maturity date of December 23, 2014. The Company continued to record accretion at the original effective interest rate of 12% up to the maturity date. The notes were convertible at the holder’s option, into common shares of the Company at a rate of $0.44 per share at any time prior to maturity. The convertible notes could also be converted at the Company’s option if the Company’s common share trading price exceeds $1.55 per share for 30 consecutive trading days during the term of the note. On January 1, 2015 the entire outstanding balance of the Series A notes was converted into series F convertible notes.

GENOIL INC.

Notes to the Consolidated Financial Statements

September 30, 2017 (Unaudited) and December 31, 2016

(amounts in Canadian dollars, unless indicated otherwise)

4.	Convertible notes (Continued)

Series E

The series E convertible notes carry interest at 12% per annum, accrued semi-annually, and are convertible into common shares of the Company at the option of the holder. The outstanding principal balance at September 30, 2017 is $1,202,356 (2016 - $1,202,356) and the difference between the principal and book value represents accrued interest. Interest accruing in 2017 has been classified as accounts payable and accrued expenses. Prior to the 2014 fiscal year, accrued interest was added to the note account balance. Approximately 89% of the amount is due to companies controlled by the Chairman and CEO. The notes had an original maturity date of October 6, 2009 and a current conversion price of $0.015 per share. The maturity date was extended to October 6, 2010 and then again to October 6, 2011.

Series F

The series F convertible notes carry interest at 12% per annum, accrued semi-annually, and are convertible into common shares of the Company at the option of the holder at a conversion price of CAD $0.015 per share. In the event that the Company’s common shares trade at a price equal to or greater than CAD $1.40 per share, the Company may elect to cause the conversion of outstanding principal into shares of its common stock at the conversion price. The outstanding principal balance at September 30, 2017 is $190,049 and the difference between the principal and book value represents accrued interest.

5.	Share Capital

(a) Authorized

Unlimited number of common shares without par value

10,000,000 Class A Preferred shares, issuable in series, none of which are outstanding

(b) Issued and outstanding common shares

	Number	Amount
Balance, December 31, 2015	419,675,682	$60,256,681

Private placements	45,721,520	1,404,205
Share issue expenses	-	-

Balance, December 31, 2016	465,397,192	61,660,886
Private placements	32,754,638	1,186,971
Share issue expenses	-	-
Balance, September 30, 2017	498,151,830	62,847,857

GENOIL INC.

Notes to the Consolidated Financial Statements

September 30, 2017 (Unaudited) and December 31, 2016

(amounts in Canadian dollars, unless indicated otherwise)

5.	Share Capital (Continued)

As at September 30, 2017, the derivative component was determined to be $1,133,847 (2016 - $1,164,238). The fair value adjustment on derivative liability was a gain of $30,391 (2016 - $(254,450)) which represents the movement in the fair value of the derivative liability during the period plus the net issuance/exercise of warrants of $-0- in 2017 and 2016.

The fair value of warrants issued during 2017 and 2016 were estimated on the dates of grant using the Black-Scholes pricing model based on the following assumptions:

	2017	2016
Volatility	178%	220%
Expected life	5 years	5 years
Risk-free rate	1.74%	1.74%
Dividend yield	-	-
Weighted average fair value	$0.02	$0.02

6.	SUBSEQUENT EVENTS

The Company’s management has reviewed all material events and there are no additional material subsequent events to report.